September 4, 2019

Kevin Hagen
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Fort Lauderdale, FL 33312

       Re: PotNetwork Holdings, Inc.
           Amendment No. 2 to Form 10-12G
           Filed August 16, 2019
           Form 10-Q for Fiscal Quarter Ended June 30, 2019
           File No. 000-55969

Dear Mr. Hagen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2019 filed August 19, 2019

Balance Sheet, page 3

1. We note your $1,125,000 of Accounts Receivable from Others at June 30, 2019 on page
      3. Please provide the following:
        Explain the nature of this receivable.
        Tell us if this amount is still outstanding at June 30, 2019 or if it is the same amount that was received on February 17, 2019 disclosed on page 14 as part of the Illiad note payable, and revise disclosures if necessary.
        Revise your statement of cash flows on page 5 to disclose this in Accounts Receivable, or explain to us why Other Assets is appropriate and revise to disclose your accounting policy for such.
 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany 4, 2019
September NamePotNetwork Holdings, Inc.
September 4, 2019 Page 2
Page 2
FirstName LastName
Item 4. Controls and Procedures.
Disclosure Controls and Procedures, page 19

2. Please revise to disclose your conclusion on the effectiveness of disclosure controls and procedures as of the period covered by this report, as required by Rules 13a-15(e) and
         15d-15(e) under the Securities Exchange Act of 1934, as amended. Amendment No. 2 to Form 10-12G filed August 16, 2019

Management's Discussion and Analysis of Financial Conditions and Plan of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 19

3. We note your response to prior comment 3. Please revise your revenue recognition policy to disclose further when ASC 606 was adopted, what method was used, and the following regarding your e-commerce platform:
           how you applied the five-step model of revenue recognition under ASC 606 to your contracts in your e-commerce platform.
           if there was an impact or adjustment, the nature of each and the amount(s).
           if there was no impact or adjustment, that fact and how you arrived at that conclusion.
Statement of Stockholders' Equity, page F-6

4. We note your response and revisions that resulted from prior comment 11 regarding your
         Additional Paid in Capital. Please address the following:
           It is still not clear to us why you do not have an Additional Paid in Capital account to reflect the excess of the price for which your common shares were issued over the par value of such shares. Please revise as necessary or explain why such an account is not necessary and cite the authoritative accounting guidance that supports your position.
           It is unclear to us why amounts previously recorded as Additional Paid in Capital would be reclassified to Notes Payable. Furthermore, such a reclassification is not evident from your financial statements. Please clarify your response.
           Please revise the par value of your common stock of $0.0001 per share disclosed in your balance sheets on pages F-4 and F-23 to be consistent with the par value of $0.00001 per share disclosed on your cover and page 28, or explain why these are different.
Note 1 - Organization and Description of Business, page F-8

5. We note your response to prior comment 12 regarding your various organization transactions. Please provide the following:
           Please revise to disclose how you accounted for your reverse acquisition on January
             30, 2017 under ASC 805-40-45, specifically addressing the required retroactive adjustment to the accounting acquirer's legal capital to reflect the legal capital of the
 Kevin Hagen
PotNetwork Holdings, Inc.
September 4, 2019
Page 3
          accounting acquirer.
          Please revise to disclose how you accounted for your holding company reorganization on March 31, 2017 under ASC 852 or other accounting guidance.
          Please revise to disclose how you accounted for the reversal of the holding company reorganization in February 2018, what accounting guidance was used, and how this impacted your financial statements at that time.
Note 11 - Notes Payable to Sign N Drive, page F-15

6. We note your revisions on pages F-15 and F-33 to your notes payable Sign N Drive.
      Please further revise to provide the following:
        Revise to disclose the number of share of common stock that resulted from each conversion.
        Revise to disclose the rate of annual interest waived.
        Revise to ensure consistent disclosure of embedded conversion option on F-33, which does not appear disclosed on page F-15.
Note 11 - Notes Payable to Illiad Research & Trading, LP, page F-33

7. We note your revisions to Note 11 on pages F-15 and F-33 in response to our prior comment 16 to include your notes payable to Illiad Research & Trading, LP. Please revise the disclosure on page F-15 to be consistent with the disclosure on page F-33 regarding amounts received during 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at
(202) 551-3601 or
Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Hagen
                                                           Division of
Corporation Finance
Comapany NamePotNetwork Holdings, Inc.
                                                           Office of Healthcare
& Insurance
September 4, 2019 Page 3
cc:       Jonathan D. Leinwand, Esq.
FirstName LastName